UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 20, 2020

BHP GROUP LIMITED	BHP GROUP PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,	NOVA SOUTH, 160 VICTORIA STREET
VICTORIA 3000 AUSTRALIA	LONDON, SW1E 5LB
(Address of principal executive offices)	UNITED KINGDOM
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

20 October 2020

Retirement of Shriti Vadera as independent Non-executive Director

Shriti Vadera retired as an independent Non-executive Director of BHP Group Limited and BHP Group Plc on 15 October 2020.

ASX Listing Rules Appendix 3Z

Final Director’s Interest Notice

Name of entities	BHP Group Limited	BHP Group Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX the following information under listing rule 3.19A. 3 and as agent for the Director for the purposes of section 205G of the Australian Corporations Act.

Name of director	Shriti Vadera

Date of last notice	8 March 2016

Date that director ceased to be director	15 October 2020

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities 16,000 ordinary shares in BHP Group Plc

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities

Indirect	Shriti Vadera has an indirect interest in 9,000 ordinary shares in BHP Group Plc in the name of Brewin Dolphin Securities Limited on behalf of Standard Life Trustee Company, the sole trustee for Shriti Vadera’s Self Invested Pension Plan which holds the shares on behalf of Shriti Vadera, as beneficial owner.

Part 3 – Director’s interests in contracts

Detail of contract	Nil

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

No. and class of securities to which interest relates	N/A

Part 4 – Contact details

Name of authorised officers	Caroline Cox
responsible for making this	Group General Counsel & Company Secretary
notification on behalf of the entities

Contact details	Caroline Cox	Tel:	+61 3 9609 3633

BHP Group Limited ABN 49 004 028 077	BHP Group Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

SHRITI VADERA: SECTION 430 (2B) COMPANIES ACT 2006 STATEMENT

BHP Group Limited and BHP Group Plc (collectively, “BHP”) confirm that Shriti Vadera retired as a Non-executive Director of the Company on 15 October 2020. The following information is provided in accordance with section 430 (2B) of the UK Companies Act 2006:

BHP’s Remuneration Report for the financial year ending 30 June 2021 will include the remuneration earned by Ms Vadera during her appointment as a Non-executive Director of BHP for the financial year ending 30 June 2021. The reported remuneration will include BHP’s normal fees for an independent Non-executive Director, an additional fee for Ms

Vadera’s role as Senior Independent Director of BHP Group Plc and fees for membership on the Nomination and Governance Committee and the Remuneration Committee payable for the period from 1 July 2020 to 15 October 2020. Ms Vadera has not received, and will not receive, any other remuneration or payments upon ceasing to be a Director of BHP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: October 20, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Group General Counsel & Company Secretary